Filed by Ares Capital Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under

Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: Allied Capital Corp.

Commission File No. 333-163760

ARES CAPITAL CORPORATION Acquisition of Allied Capital Investor Presentation March 3, 2010

Important Notice FORWARD-LOOKING STATEMENTS Statements included herein and in the Joint Proxy Statement/Prospectus referred to below may constitute “forward-looking statements,” which relate to future events or the future performance or financial condition of Ares Capital Corporation (“Ares Capital”) or Allied Capital Corporation (“Allied Capital”) or the combined company following the merger. Ares Capital and Allied Capital caution readers that any forward-looking information is not a guarantee of future performance, condition or results and involves a number of risks and uncertainties. Actual results and condition may differ materially from those in the forward-looking statements as a result of a number of factors. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger, including, among others, future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Factors that may affect future results and condition are described in “Special Note Regarding Forward-Looking Statements” in the Joint Proxy Statement/Prospectus and in Ares Capital’s and Allied Capital’s other filings with the SEC, each of which are available at the SEC’s web site http://www.sec.gov or http://www.arescapitalcorp.com or http://www.alliedcapital.com, respectively. Ares Capital and Allied Capital disclaim any obligation to update and revise statements made herein or in the Joint Proxy Statement/Prospectus based on new information or otherwise. The following slides contain summaries of certain financial and statistical information about Ares Capital and Allied Capital. The information contained in this presentation is summary information that is intended to be considered in the context of the Joint Proxy Statement/Prospectus and Ares Capital’s and Allied Capital’s other SEC filings and public announcements that they may make, by press release or otherwise, from time to time. In addition, information related to past performance, while helpful as an evaluative tool, is not necessarily indicative of future results, the achievement of which cannot be assured. You should not view the past performance of Ares Capital or Allied Capital, or information about the market, as indicative of Ares Capital’s or Allied Capital’s future results or the potential future results of the combined company following the merger. Further, performance information respecting investment returns on portfolio transactions is not directly equivalent to returns on an investment in Ares Capital’s or Allied Capital’s common stock. The following slides contain information in respect of each of Ares Capital and Allied Capital. Neither company makes any representation as to the accuracy of the other company’s information. Although the companies signed a merger agreement as previously reported and filed with the SEC, the companies remain independent as of the date hereof. IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC This Communication is being made in respect of the proposed business combination involving Ares Capital and Allied Capital. In connection with the proposed transaction, Ares Capital has filed with the SEC a Registration Statement on Form N-14 that includes proxy statements of Ares Capital and Allied Capital and that also constitutes a prospectus of Ares Capital. On or around February 16, 2010, Ares Capital and Allied Capital began mailing the Joint Proxy Statement/Prospectus to their respective stockholders of record as of the close of business on February 2, 2010. INVESTORS AND SECURITY HOLDERS OF ARES CAPITAL AND ALLIED CAPITAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders can obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents filed with the SEC by each of Ares Capital and Allied Capital through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents filed with the SEC can also be obtained on Ares Capital’s website at www.arescapitalcorp.com or on Allied Capital’s website at www.alliedcapital.com, respectively. PROXY SOLICITATION Ares Capital, Allied Capital and their respective directors, executive officers and certain other members of management and employees, including employees of Ares Capital’s investment adviser Ares Capital Management LLC and its affiliates, may be soliciting proxies from Ares Capital and Allied Capital stockholders in favor of the acquisition. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Ares Capital and Allied Capital stockholders in connection with the proposed acquisition is set forth in the Joint Proxy Statement/Prospectus filed with the SEC. You can obtain a free copy of this document in the manner set forth above.

Table of Contents Introduction Progress to Date Transaction Rationale ARCC as a Strong Merger Partner Conclusion

Transaction Summary ALD intends to declare a special dividend of $0.20 per share on the date the merger is approved by the affirmative vote of holders of 2/3 of the shares of ALD common stock to be paid to ALD stockholders of record on such date payable after the closing of the merger Special Dividend Upon closing, ALD stockholders would be entitled to any ARCC dividend declared(4) Dividends Anticipated closing around end of first quarter 2010(1) Transaction Close Ares Capital Management to remain as external manager ARCC’s Board will be increased by one member; ARCC will submit the name of one member of ALD’s board of directors to the Nominating and Governance Committee of ARCC’s board of directors for consideration to fill the vacancy. Governance Pro forma debt to equity at closing expected to be in a range of 0.65x to 0.75x(3) Balance Sheet Fixed exchange ratio of 0.325 ARCC share for every one ALD share Exchange Ratio ARCC common stock(2) Consideration Summary of Certain Key Transaction Terms(1) The transaction between ARCC and ALD is subject to, among other things, stockholder approvals and other closing conditions, and there can be no guarantee that such transaction will occur. Holders of unexercised “in-the-money” stock options at the closing will have the right to receive in cash or ARCC common stock (at the holder’s election) an amount based on the difference between (1) the average closing price of ARCC’s common stock over the five consecutive trading day period preceding the closing multiplied by the exchange ratio of 0.325 and (2) the applicable exercise price. The unaudited pro forma condensed consolidated financial information of ALD and ARCC is included in the Joint Proxy Statement/Prospectus. Applies to dividends of ARCC with a record date after the closing. Such dividends would be paid to ALD stockholders after they become ARCC stockholders in accordance with the terms of the merger agreement.

ALD will continue to face challenges as stand-alone company Debt maturities / de-leveraging require continuing asset sales which may challenge future profitability, cash flow and potential dividends BDCs are yield vehicles that trade primarily on an expected dividend yield basis Generally do not trade at or above NAV without sufficient cash dividend distributions ALD believes ARCC is a strong partner with ability to close and create opportunity for stockholder value creation In considering various strategic alternatives, ALD’s board evaluated a number of critical factors as it related to a potential merger and deemed ARCC to be the most suitable partner ARCC brings combination of balance sheet strength, profitability, access to capital, a strong origination platform, strong credit quality and asset management expertise Transaction offers immediate potential dividends to ALD stockholders Upon closing, ALD stockholders would be entitled to any ARCC dividend declared (1) Significant progress towards completing the merger has been achieved ALD intends to declare a special dividend of $0.20 per share on the date the merger is approved by the affirmative vote of holders of 2/3 of the shares of ALD common stock to be paid to ALD stockholders of record on such date payable after the closing of the merger Special dividend is supported by ALD’s fee savings as a result of repaying private secured debt prior to January 31, 2010 Dividend will be funded at closing Introduction Applies to dividends of ARCC with a record date after the closing. Such dividends would be paid to ALD stockholders after they become ARCC stockholders in accordance with the terms of the merger agreement.

ARCC Consideration Paid to ALD Stockholders October 26, 2009 Announcement of Proposed Merger Current With Special Dividend ALD’s Trading Price Consideration Offered to ALD Stock Cash Dividend (1) (2) (3) (4) Represents ALD’s closing price on October 23, 2009. Represents ARCC’s closing price on October 23, 2009 ($10.69) times the 0.325 exchange ratio. Represents ALD’s closing price on March 2, 2009. Represents ARCC’s closing price on March 2, 2009 ($13.54) times the 0.325 exchange ratio, plus the $0.20 special dividend (assuming it is paid). 32% Increase in Consideration 69% Increase in Value $4.40 $0.20 $2.73 $4.41 $4.60 $3.47 $0.00 $1.00 $2.00 $3.00 $4.00 $5.00

ALD Situation Overview – Board Process ALD’s board of directors is comprised of a majority of independent directors ALD board considered a number of strategic alternatives Continue as a stand-alone company Convert to an operating company structure Investments by strategic partners Combinations with other financial services firms Board considered a number of criteria in unanimously approving the merger including the following (1): Solid earnings and dividend track record Low cost of capital Consistent cash earnings Strong historical stock performance Currency that would appreciate over time Strong balance sheet and portfolio quality Proven access to debt and equity capital Asset management experience and platform to manage ALD portfolio Board determined ARCC was a strong partner after evaluating these criteria This discussion of the information and factors that ALD's board of directors considered in making its decision is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of those matters, ALD's board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to any factors considered by it. In addition, the individual members of ALD's board of directors may have given different weights to different factors.

ALD Situation Overview – Stand-alone Headwinds ALD did not pay a dividend in 2009 and is not expected to pay dividends at least through 2010 on a stand-alone basis Any potential dividends beyond 2010 are uncertain as to timing or amount and may be limited by debt maturities of $766 million in 2011 and 2012 and challenged profitability 2009 net investment income per share was $0.34 (1), a 4.5% return on average net asset value (1) (2), and net realized losses per share were $(2.02) Q4-09 net investment income per share and net realized losses per share of $0.03 (1) and $(1.13), respectively De-leveraging need resulted in, and will likely continue to result in, significant asset sales While having repaid $1.1 billion of debt since September 30, 2009, ALD faces need to further de-lever $570 million of debt maturities in 2011; $196 million in 2012 ALD remains a non-investment grade borrower $1.1 billion of assets sold or repaid in 2009; portfolio yield declined from 12.1% at December 31, 2008 to 11.6% at December 31, 2009, reducing future earnings potential Limited availability of capital to reinvest in portfolio ALD has limited ability to access equity capital ALD trading at a significant discount to NAV for over a year; does not have shareholder approval to issue below NAV Has not been able to access equity capital markets since June 2008 BDCs that do not pay dividends generally trade at discounted levels relative to net asset value Adjusted to exclude professional fees related to the acquisition by ARCC. Based on average quarterly net asset value.

ALD Situation Overview – Stand-alone Headwinds Value through asset sales may not be maximized on a stand-alone basis ALD may encounter difficulty selling assets at fair value Limited ability to access debt capital and restrictive borrowing terms Although successful in restructuring its private debt in August 2009, the weighted average cost of debt remained high at 9.8% (1) at December 31, 2009 ALD has since repaid/refinanced its highest cost private debt, but borrowing terms remain restrictive (including dividend limitations and required paydowns upon asset sales) Since Q4-08, ALD’s strategy has been defensive, with less operating flexibility and minimal new investment capacity to capitalize on attractive market opportunities ALD is missing the current attractive market opportunity to lock in higher investment spreads to offset increased cost of debt ALD not able to begin rotating its portfolio to higher yielding investments until it has further de-levered Includes annual cost of commitment fees, other facility fees and amortization of debt financing costs.

Table of Contents Introduction Progress to Date Transaction Rationale ARCC as a Strong Merger Partner Conclusion

Progress Update and Key Accomplishments to Date Since signing of the merger agreement, ALD has sold approximately $523 million of assets at a price of 103% of most recent FMV and has refinanced its private secured debt ALD stand-alone asset coverage ratio increased to over 200% during Q1-10 following repayment of private secured debt Recovered $50 million restructuring fee ARCC increased the size of its revolving credit facility from $525 million to $615 million and extended the maturity to 2013; CP Funding facilities restructured and extended to 2013 Additional $75 million of commitments available under the revolving credit facility upon closing the ALD merger $425 million in CP Funding facilities restructured to a $400 million revolving only facility ARCC engaged Ernst & Young as an integration advisor in connection with the merger Key integration milestones are being communicated and tracked regularly Established Executive Steering and Transition Management Committees to oversee integration process led by assigned functional group heads of ARCC and ALD Weekly meetings between transition teams have been critical to integration activity and monitoring of collateral Established in November 2009 Functional teams address specific issues Progress is tracked and reported to the boards of directors of both ALD and ARCC

Integration Progress Details ARCC has developed a detailed and structured integration plan with significant progress made to date Executive Steering Committee Transition Management Office BDC Portfolio / Valuation External Communication and Investor Relations Legal, Litigation, and Compliance Human Resources and Benefits Finance, Accounting, and Tax IT Systems, Operations, and Loan Servicing Facilities Process for transitional valuations identified Integration of ALD portfolio into ARCC valuation process planned Coordinated mailing of stockholder letter and proxies to ALD and ARCC stockholders ALD and ARCC proxy solicitation firms soliciting votes for respective stockholder meetings Transition planning underway with focus on facilitating the transaction Post transaction legal team identified Post transaction organizational design complete Selected ALD employees will stay for a transition period Transition finance and accounting process identified Post transaction finance, accounting and tax team identified Systems and infrastructure integration plan prepared Data integrity and data mapping completed Expect the combined company to maintain an ongoing presence in Washington, DC Plan to close ALD’s office in New York post closing

 Approximately 25 of 104 employees offered permanent employment No executive officer of ALD will remain an executive officer upon closing Offers have been made to certain key ALD employees to ensure an efficient transition and integration Investment professionals Corporate and back-office personnel ARCC’s Board will be increased by one member ARCC will submit the name of one member of ALD’s board of directors to the Nominating and Governance Committee of ARCC’s board of directors for consideration to fill the vacancy Expect to maintain an ongoing presence in Washington D.C. Governance and Staffing

Value Creation – ALD’s Trading Since Announcement 3/2/10 Price $4.41 Price/Book 0.66x 4/1/09 ALD discloses termination of substantially all of the unused commitments under the revolving line of credit 9/1/09 ALD announces comprehensive restructuring of its Private Notes & Bank Credit Facility 10/26/09 Announcement of ARCC/ALD proposed merger 6 mo. 3 mo. 0.56x 0.43x 0.42x ALD Since Announcement Pre-Announcement Average Price / Book Price/book multiple reflects the most current NAV figure available in the markets. Source: SNL Financial, Company filings. (1) ALD Stock Price / Price to Book $0.00 $1.00 $2.00 $3.00 $4.00 $5.00 1/1/09 1/31/09 3/2/09 4/1/09 5/1/09 5/31/09 6/30/09 7/30/09 8/29/09 9/28/09 10/28/09 11/27/09 12/27/09 1/26/10 2/25/10 Stock Price 0.0x 0.2x 0.4x 0.6x 0.8x 1.0x Price to Book ALD Price/Book ALD Price

Value Creation – ARCC’s Trading Since Announcement 8/19/09 ARCC closes public offering ~12.4 million shares, raising ~$109.4 million(1) in net proceeds (P/NAV 0.83x) 1/25/10 ARCC announces expanded Revolving Credit Facility and CP Funding Facility totaling ~$1.1 billion in commitments 2/10/10 ARCC closes public offering of ~23.0 million shares, raising ~$277.5 million(1) in net proceeds (P/NAV 1.11x) 6 mo. 3 mo. 1.09x 0.81x 0.70x ARCC Since Announcement Pre-Announcement Average Price / Book 3/02/10 Price $13.54 Price/Book 1.18x Including overallotment option shares. Price/book multiple reflects the most current NAV figure available in the markets. Source: SNL Financial, Company filings. 10/26/09 Announcement of ARCC/ALD proposed merger (2) ARCC Stock Price / Price to Book $0.00 $2.00 $4.00 $6.00 $8.00 $10.00 $12.00 $14.00 $16.00 1/1/09 2/5/09 3/12/09 4/16/09 5/21/09 6/25/09 7/30/09 9/3/09 10/8/09 11/12/09 12/17/09 1/21/10 2/25/10 Stock Price 0.0x 0.6x 1.2x 1.8x Price to Book ARCC Price/Book ARCC Price

Table of Contents Introduction Transaction Rationale Progress to Date ARCC as a Strong Merger Partner Conclusion

Transaction Rationale for ALD and ARCC Stockholders Believe that combination adds scale which supports origination and enhances future growth potential Further strengthens asset management platform which provides significant deal flow and research benefits Expected to be accretive to net asset value and core earnings per share in first year Resumption of dividend payments post-closing Improved access to the debt and equity capital markets on more favorable terms Reduced pressure to sell income producing assets Increased portfolio diversity Participation in current market environment for new accretive investments Increased liquidity and flexibility to provide for future growth of the business Size and scope of Ares Management’s investment management platform and its track record Value creation ARCC’s expected ability to complete the transaction and effectively integrate the businesses upon a successful stockholder vote Expected Benefits to ALD stockholders Expected Benefits to ARCC stockholders Transaction creates stronger competitor expected to produce long term value for all stockholders

Resumption of Quarterly Dividends ALD has not paid a dividend since Q4-08 ALD expects that its stockholders will not receive dividends in 2010 on a stand-alone basis; future ALD dividends are uncertain ALD continues to preserve capital to de-lever Upon closing of the merger with ARCC, ALD stockholders would receive any dividend with a record date post-closing(1) ARCC has a consistent record of dividend payments Dividend consistently paid on a quarterly basis since its inception in 2004 Dividend paid in an amount of at least $0.35 per share since April 2006 Since inception, core earnings per share plus net realized gains have exceeded regular quarterly dividends paid ARCC is committed to the dividend and its investment adviser has agreed to incentive and/or management fee deferral as additional support(2) For Q3-09 and Q4-09, ARCC’s core earnings(3) provided dividend coverage in excess of 100% 1) Such dividends would be paid to ALD stockholders after they become ARCC stockholders in accordance with the terms of the merger agreement. 2) ARCC’s investment adviser has committed to defer up to $15 million in base management and incentive fees for each of the first two years following the merger if certain earnings targets are not met to help support consistent cash flows and the combined company’s dividend payments. 3) “Core Earnings” is a metric reported by ARCC. Basic and diluted Core EPS (excluding professional fees related to the acquisition of ALD and, for Q3’09, dilution from the August 2009 follow-on equity offering) is a non-GAAP financial measure. Core EPS (excluding professional fees related to the acquisition of ALD and, for Q3’09, dilution from the August 2009 follow-on equity offering) is the net per share increase (decrease) in stockholders’ equity resulting from operations less professional fees related to the acquisition of ALD and dilution from the August 2009 follow-on equity offering, realized and unrealized gains and losses, any incentive management fees attributable to such realized gains and losses and any income taxes related to such realized gains. Source: Company filings. See ARCC’s quarterly earnings release and/or presentation for definition and reconciliation.

Synergistic Benefits to ALD Stockholders – Current Dividends

- **ALD's stockholders would benefit from ARCC's greater earnings power and historically consistent dividend stream**
- **ALD does not expect to pay a dividend to its stockholders on a stand-alone basis in 2010**
  - Any dividend payments beyond that are uncertain in amount or timing

	ALD Standalone		ARCC Standalone		ALD Pro Forma Portion of ARCC Dividend [1]	
	FY 2009	Q4'09 Annualized	FY 2009	Q4'09 Annualized	FY 2009	Q4'09 Annualized
Wt. Avg. Yield of Debt & Income Producing Securities at FMV [2]	11.6%		12.7%			
Return on Avg. Equity – Net Inv. Income [3] [4] [5]	4.5%	1.8%	11.9%	13.1%		
Return on Avg. Equity – Net Income [5]	(38.2%)	(1.4%)	17.6%	22.5%		
Net Investment Income per Share [3]	**$0.34**	**$0.12**	**$1.35**	**$1.48**	**$0.44**	**$0.48**
GAAP EPS	**($2.91)**	**($0.08)**	**$1.99**	**$2.56**	**$0.65**	**$0.83**
Dividend	**$0.00**	**$0.00**	**$1.47**	**$1.40**	**$0.48**	**$0.46**

1) Based on fixed exchange ratio of 0.325 ARCC share for every one ALD share. Amounts set forth below are historical in nature and assume that ALD stockholders owned 31% of the combined company at December 31, 2009. Past performance is not a guarantee of future results.
2) The weighted average yield of debt and income producing securities at fair value is computed as (a) annual stated interest rate or yield earned plus the net annual amortization of original issue discount and market discount earned on accruing debt included in such securities, divided by (b) total debt and income producing securities at fair value included in such securities.
3) ARCC based on Core EPS (excludes professional fees related to the proposed acquisition of ALD) which is a non-GAAP financial measure. Core EPS (excluding professional fees related to the proposed acquisition of ALD) is the net per share increase (decrease) in stockholders' equity resulting from operations less professional fees related to the proposed acquisition of ALD, realized and unrealized gains and losses, any incentive management fees attributable to such realized gains and losses and any income taxes related to such realized gains. ARCC believes that Core EPS provides useful information to investors regarding financial performance because it is one method ARCC uses to measure its financial condition and results of operations. The presentation of this additional information is not meant to be considered in isolation or as a substitute for financial results prepared in accordance with GAAP. See ARCC's quarterly earnings release and/or presentation for definition and reconciliation.
4) ALD based on net investment income and excludes professional fees related to the acquisition by ARCC.
5) Based on average quarterly equity.

ARES 19 ALLIED CAPITAL

Synergistic Benefits to ALD Stockholders Price/NAV is positively correlated to dividend yield ARCC ALD Dividend Paying BDCs (2) Price / NAV vs Dividend Yield (1) Non-Dividend Paying BDCs (3) 1) Market data as of March 2, 2010 2)  Dividend paying BDCs includes: AINV, BKCC, FSC, GAIN, GLAD, MAIN, MVC, PNNT, PSEC and TCAP 3)  Non-dividend paying BDCs includes: ACAS and MCGC Source: Company filings, FactSet. Dividend Yield 0.00x 0.20x 0.40x 0.60x 0.80x 1.00x 1.20x 1.40x 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% 16.0% Price / Net Asset Value

Access to Debt Capital Markets

Allied Capital

- **Less favorable access to debt financing as a below-investment grade borrower facing further de-levering**
- **Current weighted average debt coupon of 6.67%[1]**

Facility [2]	Amount (mm)	Drawn (mm)	Rate	Maturity
JPM Bridge Facility	$250	$250	L + 450 bps	Feb. 2011
Public Bonds	320	320	6.625%	Jul. 2011
Public Bonds	196	196	6.000%	Mar. 2012
Retail Notes	230	230	6.875%	Apr. 2047
	$996	$996		

- **$570 million of debt maturities in 2011; $196 million in 2012**
- **No current revolving credit facility – ALD carries higher cash balances to compensate**
- **For every 1% reduction in weighted average interest rate, interest expense would be reduced by $10 million**
- **Continued asset sales expected to meet a portion of 2011 maturities; current terms of JP Morgan bridge loan require 75% of asset sale proceeds to pay down debt**

Ares

- **ARCC currently has BBB rating from S&P and Fitch – benefits from diverse sources of debt capital at attractive terms**
- **Current weighted average debt coupon of 2.43%[3]**

Facility [2]	Amount (mm)	Drawn (mm)	Rate	Maturity
CP Funding Revolving Facility	$400	$222	L + 275 bps	Jan. 2013
Revolver [4]	615	474	L + 300 bps	Jan. 2013
2006 Securitization	274	274	L + 27 bps	Dec. 2019
	$1,289	$969		

- **Recent renewal and expansion of credit facilities highlights access to debt capital**
- **Pro forma for $277.5 million net proceeds from an equity raise in February 2010, ARCC's undrawn debt capacity would be $697 million[5]**
- **Broad and deep relationships with top-tier investment banks and other lenders**
- **Access to flexible capital provides competitive advantage**

1) Reflects ALD's weighted average annual cost of debt after giving effect to the January 29, 2010 refinancing of ALD's private secured debt. ALD is only allowed to borrow amounts such that its asset coverage, as defined in the Investment Company Act of 1940, equals at least 200% after such borrowing.
2) Source: Company filings as of January 31, 2010.
3) Effective rate as of January 22, 2010, weighted based on December 31, 2009 balances.
4) An additional $75 million of commitments are available if the merger transaction with ALD is closed. Drawn amount represents debt balance pro forma for Ares' February 2010 equity capital raise. A BDC is only allowed to borrow amounts such that its asset coverage, as defined in the Investment Company Act of 1940, equals at least 200% after such borrowing.
5) Includes cash and cash equivalents.

Source: SNL Financial, Company filings.

ARES 21 Allied Capital

ARCC Access to Flexible Debt Capital

- **ALD has no existing revolving credit facility and has $570 million of debt maturing in 2011 and $196 million in 2012**
- **ARCC has a demonstrated track record of accessing the debt financing markets**
  - ARCC has raised or extended the maturities of its debt facilities 8 times since mid-2007
- **ARCC and its portfolio company Ivy Hill Asset Management raised third party capital in 2007 and 2008 and acquired various management contracts in 2009**



ARCC
10/07 Extended CP Funding Facility
11/07 Established $404 million middle market credit fund ("Ivy Hill I")
11/08 Established $250 million middle market credit fund ("Ivy Hill II")
5/09 Converted CP Facility Funding Facility into a $225 million 3-year amortizing term facility (1)
7/09 Closed $200 million CP Funding Facility II with Wachovia/ Wells Fargo (1)
1/10 Combined $225 million CP Funding Facility and $200 million CP Funding Facility II into a $400 million single CP Funding Facility (1) (Maturity January 2013)
2007
2008
2009
2010
11/07 Amended Revolving Credit Facility $510 million (1)
7/08 Extended maturity of CP Funding Facility
1/09 Increased Revolving Credit Facility to $525 million(1)
6/09 Ivy Hill Asset Management expands its committed capital under management from $650 million to more than $2 billion (2)
1/10 Closed expanding revolving credit facility of $690 million (1)(3) (Maturity January 2013)

1) Use subject to leverage restrictions, requires periodic payments of interest only, with the outstanding principal balance due on maturity.
2) Through agreements to sub-manage Firstlight Funding I, Ltd. and three CLOs previously managed by affiliates of Wells Fargo & Company.
3) $75 million of the $690 million revolving credit facility is contingent upon the closing of ARCC's pending acquisition of ALD.

ARES 22 ALLIED CAPITAL

Improved Access to Equity Capital Markets

- **ALD has limited access to equity capital – last equity raise in May 2008**
  - Has been trading at a significant discount to NAV since 2008
  - Does not have stockholder approval to sell equity below NAV
- **ARCC has proven history of disciplined equity offerings throughout economic cycles**
  - Equity raised to match investment requirements and maintain conservative leverage
  - Historical equity raises have been achieved at an average price to book ratio of 1.02x
  - Since 2007, ARCC has consistently priced equity offerings at a smaller discount relative to its peer group
- **ARCC's current dividend yield of approximately 10%(1) (combined with its cost of debt of 2.43%(2)) represents one of the lowest costs of capital within the BDC sector**

ARCC


ARCC EQUITY RAISES
2004
2005
2006
2007
2008
2009
2010
10/04 Initial Public Offering Price per share: $15.00 $165.0 million
3/05 Add-On Price per share: $16.00 $193.2 million Price/Book: 1.11x
10/05 Add-On Price per share: $15.46 $224.2 million Price/Book: 1.03x
7/06 Add-On Price per share: $15.67 $168.9 million Price/Book: 1.04x
12/06 - 1/07 Add-On Price per share: $18.50 $58.1 million Price/Book: 1.23x
2/07 Add-On Price per share: $19.95 $27.6 million Price/Book: 1.32x
4/07 Add-On Price per share: $17.97 $279.0 million Price/Book: 1.18x
8/07 Add-On Price per share: $16.30 $43.1 million Price/Book: 1.03x
4/08 1:3 Transferable Rights Offering Price per share: $11.00 $266.5 million Price/Book: 0.73x
8/09 Add-On Price per share: $9.25 $115.1 million Price/Book: 0.83x
2/10 Add-On Price per share: $12.75 $292.7 million Price/Book: 1.11x

1) Dividend yield is based on annualized Q1-10 dividend of $0.35 which is then divided by the closing stock price of $13.54 as of March 2, 2010. ARCC's performance at market share price will differ from its results at NAV. ARCC shares fluctuate in value. ARCC's performance changes over time and currently may be different from that shown. Past performance is no guarantee of future results.
2) Effective rate as of January 22, 2010, weighted based on December 31, 2009 balances.

Source: SNL Financial, Company filings.

ARES
23
ALLIEDCAPITAL

Creates a Larger and Better Capitalized Company

- **Combined ALD/ARCC is expected to benefit from a broad and deep middle market origination and asset management platform**
- **Pro forma balance sheet has conservative leverage position, with significant capital resources for growth**
- **More patient capital to better realize the long-term value of ALD portfolio investments**
- **At December 31, 2009, ALD's leverage was 1.19x**
  - Company continues to sell assets to de-lever
- **At December 31, 2009, ARCC's leverage was 0.77x and net leverage was 0.69x**
- **On a pro forma combined basis, the net leverage was within the target leverage range of 0.65x-0.75x and adjusted for the February 2010 equity raise, the net leverage was below the target range at 0.54x[4]**

Selected Pro Forma Balance Sheet Information[1]

$ in millions (except per share data)	ALD 12/31/2009	ARCC[2] 12/31/2009	Pro Forma Combined [3]	Adjusted Pro Forma Combined [4]
Investments	$2,131	$2,172	$4,006	$4,006
Debt	$1,426	$969	$1,758	$1,481
Stockholders' Equity	$1,198	$1,258	$2,321	$2,599
Shares Outstanding	180	110	168	191
NAV / Share	$6.66	$11.44	$13.78	$13.58
Debt / Equity Ratio	1.19x	0.77x	0.76x	0.57x
Net Debt / Equity Ratio	0.85x	0.69x	0.72x	0.54x

1) Unaudited pro forma condensed consolidated balance sheet information for ARCC and ALD as a consolidated entity. The information as of December 31, 2009 is presented as if the merger had been completed on December 31, 2009 and after giving effect to certain transactions that occurred subsequent to December 31, 2009. This information is presented for illustrative purposes only and does not necessarily indicate the combined financial position that would have resulted had the merger been completed on December 31, 2009. This information should be read together with the respective historical audited and unaudited consolidated financial statements and the related notes of ALD and ARCC.
2) Information does not take into account ARCC's February 2010 equity raise.
3) Reflects adjustments made in accordance with ASC 805-10, asset sales and repayments of ALD's investments subsequent to December 31, 2009, the repayment of ALD's private secured debt and ALD's new bridge loan with JP Morgan.
4) Adjusted to include $277.5 million of net proceeds from ARCC's February 2010 equity raise.

ARES 24 ALLIED CAPITAL

Improved Portfolio Diversification Transaction improves portfolio diversity Top 10 issuers represent 23% of the combined company vs: 39% for ALD stand-alone 34% for ARCC stand-alone Average issuer investment of $23 million or 0.5% of assets for combined company vs: $22 million or 1.0% of assets for ALD stand-alone $23 million or 1.1% of assets for ARCC stand-alone ARCC’s focus on senior secured debt investments helps minimize portfolio losses and the level of assets on non-accrual Reduced underlying portfolio leverage and improved coverage Portfolio by Industry (1) ALD - $2.1 bn Pro Forma - $4.0 bn 3% 3% 1% 2% 4% 6% 8% 8% 6% 6% 10% 18% 16% 3% 6% ARCC 2% 4% Industrial Products Pro Forma ALD Industry 1% Aerospace and Defense 1% Printing/Publishing/Media 1% Computers/Electronics 1% Environmental 2% Manufacturing 2% 5% Consumer Services 3% Beverage/Food/Tobacco 4% Other Services 4% 8% CLO/CDO 4% Restaurants & Food Services 4% 3% Retail 5% 4% Other 7% 3% Education 11% 3% Health Care 13% 9% Financial 16% 29% Consumer Products 19% 32% Business Services Portfolio by Security (1) ARCC - $2.2 bn Senior Subordinated Unitranche Equity 1) Based on fair value as of December 31, 2009; totals may not equal 100% due to rounding. Source: SNL Financial, Company filings. 24% 15% 19% 45% 33% 39% 18% 9% 13% 52% 33% 0% 20% 40% 60% 80% 100% ALD ARCC Pro Forma % of Total Portfolio

ARCC is seeing good debt investment opportunities in the market All-in returns on new debt investment opportunities are generally 200 to 600 basis points higher than in 2007 (1) Leverage multiples on new investments are generally lower by 1.5x debt to EBITDA than in 2007 (1) and equity contributions are generally higher than in 2007 (1) resulting in significantly improved loan to value Ability to Capitalize on Current Market Opportunity 1) Source: Standard & Poor's LCD. 2) ARCC estimates. Based on hypothetical transaction. For illustrative purposes only and does not necessarily represent the average structure of transactions in the ARCC portfolio. ARCC’s portfolio investments can differ materially from those discussed here. Illustrative Returns and Capital Structures of Primary Middle Market Buyouts (2) 0x 1x 2x 3x 4x 5x 6x 7x 8x 9x 10% - 13% Return - LIBOR + 8% - 10% - 2% LIBOR floor - 2% - 3% fee - No inter - creditor issues Multiple of EBITDA 16% - 19% Return - 14% - 16% Coupon (12% - 13% cash) - 3% fee / 3 pts avg call protection - Structural subordination/blockage 7% - 9% Target - LIBOR + 5.5% - 2% LIBOR floor - 2% - 3% fee 20% + Target 14% - 16% PIK 13% - 15% Target (12% Cash) 11.5% (LIBOR + 6.0%) 8.5% Target (LIBOR + 3.0%) - 1.0% fee Q2 ’ 07 Traditional Senior Debt / Mezzanine Structure Unitranche Debt Structure Current 1 st Lien Senior 1 st Lien Senior 1 st Lien Senior Common Equity Common Equity Common Equity Preferred Equity Mezzanine Debt Mezzanine Debt 2 nd Lien Senior

Due diligence ARCC team of over 100 internal and external professionals conducted extensive due diligence on ALD’s portfolio and business Integration Professional and institutionalized approach to integration Access to capital ARCC recently expanded its revolving credit facility by $90 million, with an additional $75 million available upon the closing of the merger transaction with ALD Total pro forma undrawn debt capacity is currently $697 million (1) ARCC recently combined its $225 million CP Funding Term Facility and $200 million CP Funding Revolving Facility II into a $400 million single revolving facility ARCC recently raised $277.5 million in net proceeds of equity capital at 1.14x its September 30, 2009 NAV and 1.11x its December 31, 2009 NAV Approvals ARCC has obtained lender consents, subject to satisfaction of certain conditions; only rating agency confirmation on its CLO notes (if necessary) remains ALD has repaid/refinanced its restrictive private debt; it has obtained lender consents for its new private debt, subject to satisfaction of certain conditions HSR approval obtained ARCC’s Ability to Complete Closing Upon Stockholder Vote 1) Pro forma for $277.5 million of net proceeds from ARCC’s February 2010 equity raise. Includes cash and cash equivalents. Source: SNL Financial, Company filings.

Table of Contents Introduction ARCC as a Strong Merger Partner Progress to Date Transaction Rationale Conclusion

Ares Management Platform

Ares Management LLC

	Private Equity Group	Capital Markets Group				Private Debt Group	
	"ACOF"	Bank Loan Funds	High Yield Funds	Total Return Credit Funds	Distressed / Special Situations	U.S. "ARCC"[2]	European "ACE"
Committed Capital[1]	$6 Billion	$14 Billion	$1 Billion	$3 Billion	$1 Billion	$8 Billion	$1 Billion
Strategy / Focus	Private Equity for Middle Market Companies Focus on Undercapitalized Overleveraged Companies	Diversified Bank Loans	Diversified High Yield Bonds	Credit Opportunities / "Market Dislocation"	Distressed / Stressed Corporate Credit	1st/2nd Lien Non-Syndicated Loans Mezzanine Investments	1st/2nd Lien Non-Syndicated Loans Mezzanine Investments
Investment Vehicles	Limited Partnerships	Funds	—	Separate Accounts	— Limited Partnerships	Separate Accounts / Listed Vehicles	— Funds / Limited Partnerships
Team	25 Investment Professionals	34 Investment Professionals				51 Investment Professionals	

Ares has the ability to invest across the capital structure thus providing our investment professionals with insights into industry trends, access to significant deal flow and the ability to assess relative value

1) As of December 31, 2009; amounts indicated include invested capital as well as unfunded capital obligations and all amounts available under debt facilities. Total committed capital figures may not foot due to rounding.
2) Subject to ARCC leverage restrictions - please note that approximately $3 billion of ARCC's committed capital under management is related to the Senior Secured Loan Fund LLC, which is co-managed by GE Commercial Finance Investment Advisory Services LLC.

ARES

29

ALLIED CAPITAL

Solid Credit Performance Rotated portfolio into higher portion of senior debt prior to cycle peak(1); senior debt was 63% of portfolio at Q2-07 Over-weighted in defensive sectors such as healthcare, education, food/beverage and business services Lead agent/investor emphasis; pro-actively re-underwrote majority of portfolio during 2008-2009 Non-accruing loans peaked at 2.1% of portfolio at fair value and 6.2% at cost in Q2-09 and declined to 0.5% and 2.5% in Q4-09 reflecting credit improvement and resolutions of credit issues Total net portfolio realized losses were only 1.2% of average portfolio at fair value from cycle peak(1) to Q4-09 (2) Balance Sheet and Liquidity Management Experienced an average of over $135 million of quarterly portfolio exits and repayments since cycle peak (1) Maintained net debt to equity ratio of between 0.40x and 0.80x since cycle peak (1) Extended and/or increased maturing credit facilities and accessed equity markets for three offerings totaling $674.3 million gross proceeds from 2008 to February 2010 Maintained Originations to Improve Portfolio Quality and Rotate Portfolio Have invested over $2.0 billion since cycle peak (1) Portfolio company weighted average EBITDA increased from $26.9 million in Q3-07 to over $46.4 million as of Q4-09 Increased weighted average investment spread by 430 basis points from Q3-07 to Q4-09 while decreasing underlying portfolio company leverage and improving interest coverage ARCC’s portfolio company Ivy Hill Asset Management increased committed capital under management from approximately $400 million as of December 31, 2007 to over $2.3 billion as of December 31, 2009 1) ARCC defines the cycle peak as 7/1/07. 2) Excludes $26.5 million gain from extinguishment of debt in Q1-09. How ARCC Managed through the Cycle

ARCC has a High Quality Portfolio Non-accrual Assets as a % of Portfolio 1) Peer group includes: ACAS, AINV, BKCC, MCGC, PNNT and PSEC. Financial data as of December 31, 2009 with the exception of BKCC and MCGC financial data as of September 30, 2009. Data not available for FSC and KCAP. Source: SNL Financial, Company filings. 23.5% 8.2% 2.5% (1) 11.6% 3.3% 0.5% 11.9% 4.9% 2.0% 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% ALD BDC Peers (1) ARCC % of Portfolio Incremental Non-accrual Assets When Calculated as a % of Portfolio Cost Non-accrual Assets as a % of Portfolio Fair Value

32 Why ARCC is Well Positioned in the Current Market Investment grade ratings, proven access to capital and strong balance sheet Rated BBB by S&P and Fitch and Ba1 by Moody’s Raised over $1.8 billion of capital in public equity market since inception Approximately $1.3 billion of committed debt capital with no maturities until 2013 and blended pricing of 2.43%(1) Strong financing and investor relationships – ARCC extended maturity or raised debt or equity capital 12 times since mid-2007 Net Debt to Equity ratio of 0.39x(2) pro forma for February equity offering Defensively positioned portfolio with strong credit performance Non-accruing loans at 2.5% of portfolio at cost and 0.5% of portfolio at fair market value as of December 31, 2009 Over-weighted in defensive sectors such as healthcare, education, food/beverage and business services Limited or no exposure to: subprime, real estate/homebuilding, commodities, lodging and automotive Strong portfolio statistics – total net debt to EBITDA of 3.9x and interest coverage of 2.7x(3) Consistent dividend track record ARCC has declared/paid at least $0.35 per share in quarterly dividends for the last four years(4) For Q3-09 and Q4-09, ARCC’s core earnings(5) provided dividend coverage in excess of 100% 1) ARCC is only allowed to borrow amounts such that its asset coverage, as defined in the Investment Company Act of 1940, equals at least 200% after such borrowing. Weighted average cost of debt based on debt outstanding as of December 31, 2009 and January 22, 2010 effective rate. 2) Includes $277.5 million of net proceeds from ARCC’s February 2010 equity raise. 3) As of December 31, 2009. 4) ARCC reduced its quarterly dividend from $0.42 in Q1-09 to $0.35 in Q2-09 and has continued the $0.35 quarterly dividend in Q4-09 (paid) and Q1-10 (declared). “Core Earnings” is a metric reported by ARCC. Basic and diluted Core EPS (excluding professional fees related to the acquisition of ALD and, for Q3’09, dilution from the August 2009 follow-on equity offering) is a non-GAAP financial measure. Core EPS (excluding professional fees related to the acquisition of ALD and, for Q3’09, dilution from the August 2009 follow-on equity offering) is the net per share increase (decrease) in stockholders’ equity resulting from operations less professional fees related to the acquisition of ALD and dilution from the August 2009 follow-on equity offering, realized and unrealized gains and losses, any incentive management fees attributable to such realized gains and losses and any income taxes related to such realized gains. ARES

Portfolio Management Strategy Asset Categorization Actions to be taken ARCC Value-Add ARCC successfully rotated its portfolio over the past year, increasing weighted average spread by 133 bps since the end of 2008 Robust origination platform provides significant investment opportunities Rotate portfolio into higher yielding assets Performing Debt Proven success at active portfolio management to proactively address potential credit issues; ARCC non-accrual rate at 2.5% of cost and 0.5% of fair value at 12/31/09 Facilitate balance sheet restructurings to maximize long-term value Invest capital to de-leverage / restructure Non-Performing Debt Ability to leverage managerial know-how of Ares Management Private Equity Group, which has approximately $6 billion in committed capital under management Liquid balance sheet to provide growth capital for portfolio companies Vast management and operating executive network Redeploy non-interest bearing assets into higher yielding debt securities Monetize assets over time without the need for forced sales Opportunistically provide equity and/or debt capital to allow for value creation via strategic acquisitions Provide “staple financings” to maximize value upon sale Performing Equity Ability to leverage significant management, lender and investor relationships of Ares Management platform to enhance value of underperforming investments Ability to leverage distressed private equity expertise to restructure companies with weak balance sheets Redeploy non-interest bearing assets into higher yielding debt securities Selectively inject capital to de-lever balance sheets Utilize broad Ares Management relationship network to augment portfolio company management teams Non-Performing Equity Ares Management platform manages over $18 billion in structured products vehicles Ares Management has coverage of >800 companies Opportunistically exit lower yielding, non-strategic (i.e. large cap) structured investments and rotate into higher yielding debt securities or other strategic structured investments Improve middle market CLO portfolios with proprietary ARCC originations and secondary acquisitions through Ares Management capital market relationships Refinance / restructure existing vehicles to recycle capital CLO Debt/Equity Patient capital allows for long-term value maximization Monetize portfolio and redeploy proceeds into corporate assets Real Estate/Other ARCC Value-Add Actions to be Taken Asset Categorization ARES ALLIED CAPITAL

Illustration of Synergistic Benefits to ALD Stockholders ARCC successfully rotated its portfolio over the past year, increasing weighted average spread by approximately 133 bps ALD has not been able to take advantage of current market opportunities and rotate its portfolio given its limited origination activity and operating flexibility and ongoing asset sales for de-leveraging For illustrative purposes only, based on assumptions of investment availability. Future results may vary and there can be no assurance that ALD’s portfolio will be able to be rotated into new assets with this yield or at all. Pro forma for the merger; after incentive fees. Rotating ALD’s non/low-interest bearing assets could potentially result in meaningful incremental earnings for both stockholders Illustration (1) ALD Assets Generating 0% 0.1% to 10% 0% to 10% (Dollar amounts in millions, except per share data) Yield Yield Total FMV of Assets $300 $360 $660 Wtd Avg Yield 0.0% 6.5% 3.6% Annual Interest Income $0.0 $23.6 $23.6 If ALD Portion of Portfolio is Rotated into New Assets at ARCC '09 Wtd Avg Yield FMV of Assets $300 $360 $660 Wtd Avg Yield of ARCC 2009 New Investments 13.7% 13.7% 13.7% Potential Annual Interest Income $41.0 $49.2 $90.2 Potential Incremental Interest Income $41.0 $25.6 $66.7 Potential Incremental Earnings (2) $32.8 $20.5 $53.3 ARES ALLIED CAPITAL

ARCC has Traded at a Premium Market Valuation ARCC 1.18x BDC Peers 0.85x ALD 0.66x Average Price / Book 0.78x 0.63x 0.61x 0.71x 0.74x BDC Peers (1) 0.65x 0.43x 0.34x 0.42x 0.44x Non-Dividend Paying BDCs (2) 0.84x 0.85x 3 yrs. 0.74x 0.55x 2 yrs. 0.83x 1.04x 1.12x ARCC 6 mo. 3 mo. 0.43x 0.52x 0.59x ALD 1 yr. Includes the following BDCs: ACAS, AINV, BKCC, FSC, GNV, KCAP, MCGC, PNNT and PSEC. Includes the following BDCs: ACAS, MCGC and GNV Non-dividend paying BDCs 0.54x 0.00x 0.20x 0.40x 0.60x 0.80x 1.00x 1.20x 1.40x 1.60x 1.80x 3/2/2007 9/2/2007 3/2/2008 9/2/2008 3/2/2009 9/2/2009 3/2/2010 Price/Book Multiple ARES ALLIED CAPITAL

Table of Contents Introduction ARCC as a Strong Merger Partner Conclusion Progress to Date Transaction Rationale ARES ALLIED CAPITAL

Conclusions / Key Investment Thesis We believe the following criteria are critical to a successful company in our industry: The combination of ARCC and ALD is positioned to succeed in all of these critical areas Investment track record across cycles Dividend stability and growth Ability to raise long-term debt on favorable terms through cycles Originations and access to investments Ability to raise equity accretively Combined Company Key Criteria